Exhibit 99.58

BURCON ANNOUNCES YEAR-END RESULTS,
UPDATES ON ACTIVITIES

Vancouver, British Columbia, June 28, 2010 — Burcon NutraScience Corporation (TSX – BU) (“Burcon”) today reported financial results for the fiscal year ended March 31, 2010 and provided a review of the year’s operations.

A summary of the highlights of the past year includes:

  Raised gross proceeds of $16.9 million through a public offering of 2,942,950 common shares at $5.75 per share in June 2009;

  Graduated to the Toronto Stock Exchange (“TSX”) on June 18, 2009;

  Obtained publication in peer-reviewed journals of research reports summarizing the design and conclusions of the toxicology studies conducted on Puratein® and Supertein™ canola protein isolates ;

  Filed a formal GRAS notification with the U.S. Food and Drug Administration (‘FDA”) in January 2010 in support of a cruciferin-rich canola protein isolate: Puratein® and a napin-rich canola protein isolate: Supertein™;

  Entered into materials transfer agreements (“MTAs”) and non-disclosure agreements (“NDAs”) with a number of globally recognized food, beverage and nutritional product companies to evaluate CLARISOY® soy protein isolate for the purpose of pursuing a strategic alliance;

  Held discussions, supported due diligence activities, and negotiated possible business structures with various entities for the commercialization of CLARISOY® soy protein isolate. These activities are ongoing as of the date of this news release;

  Completed a pre-feasibility study for the construction and commissioning of an initial CLARISOY® production facility;

  Filed several patent applications over newly developed novel processes for the production, functional and nutritional applications of, and functional attributes of CLARISOY® soy protein isolate;

  Filed several patent applications over new inventions on the production of canola protein isolates;

  Received notices of allowances from the U.S. Patent and Trademark Office on ten separate patent applications filed on our canola protein isolate extraction technology, of which five have proceeded to grant as United States patents;

  Appointed three independent directors; and

  Raised $446,000 through the exercise of incentive stock options and agents’ compensation options.

On June 18, 2009, Burcon completed a public offering of 2,942,950 common shares at $5.75 per common share, including 333,950 common shares pursuant to the partial exercise of the agents’ over-allotment option. The agents received a cash commission of 6% of the gross proceeds and compensation options entitling the agents to purchase up to 117,718 common shares (equal to 4% of the common shares sold pursuant to the offering). Each compensation option is exercisable to acquire one common share of the Company at an exercise price of $5.75 per share at any time before and including December 18, 2010. As of today’s date, 94,874 of the compensation options remain outstanding. Burcon is using the net proceeds from the offering for continued research and development of Burcon’s soy protein isolate extraction and purification technology (CLARISOY®), further refining of Burcon’s canola protein isolate extraction and purification technology (Puratein® and Supertein™), filing new patent applications and expanding Burcon’s intellectual property portfolio, and for general working capital purposes. The net proceeds will also be used towards legal fees for the negotiation of agreements for CLARISOY® soy protein isolate, Puratein® and Supertein™ canola protein isolates.

Concurrent with the completion of Burcon’s public offering, the Company’s common shares were listed on the TSX.

During the year, scientists from Burcon and ADM collaborated to prepare manuscripts summarizing the design of and results of the toxicology studies conducted in fiscal 2008 as part of the GRAS self-affirmation process. The manuscripts were prepared for submission to and ultimately publication in peer-reviewed journals. The publication of these scientific studies forms an important part of the GRAS notification process which Burcon and ADM have chosen to pursue after Burcon’s Puratein® and Supertein™ canola protein isolates achieved U.S. self-affirmed GRAS status in October 2008.

A formal GRAS notification was filed with the FDA in January 2010 and, in response to comments from the FDA, it was modified and resubmitted in February 2010. In a letter dated April 1, 2010, the FDA has formally acknowledged receipt of the GRAS notification. Burcon estimates the timing for the GRAS notification process to take approximately 180 days following submission of the notification letter to the FDA.

Over the past year, Burcon entered into additional MTAs and NDAs with major food, beverage and pharmaceutical companies to enable Burcon to provide these companies with large quantity samples of CLARISOY® soy protein isolate for their evaluation. Burcon also entered into a series of MTAs and NDAs with a number of the world’s largest protein ingredient companies including major plant protein producers as well as dairy protein ingredient companies and others. These agreements were put in place to facilitate the evaluation of CLARISOY® soy protein isolate by potential strategic alliance partners.

The process of pursuing a strategic alliance partner or partners for the development of Burcon’s CLARISOY® soy protein isolate has been focused on partnering for both the production of CLARISOY® as well as the marketing and sale of CLARISOY® to food and beverage manufacturers. Burcon has held discussions with a number of entities who have expressed an interest in partnering – in most cases exclusively - for the sale of Burcon’s CLARISOY® soy protein isolate to food and beverage manufacturers and nutritional supplement companies. Certain parties have also expressed an interest in partnering for the production of Burcon’s CLARISOY® soy protein isolate.

As a further part of this process of pursuing a strategic alliance partner, Burcon has entered into NDAs to facilitate due diligence activities with certain companies including providing access to such items as patent filings as well as scientific and engineering data.

In order to evaluate the various potential alternative alliance structures, Burcon engaged the engineering firm AECOM in the second quarter of fiscal 2010, a global provider of professional engineering and management support services. In consultation with AECOM, Burcon completed a pre-feasibility study for the construction and commissioning of an initial CLARISOY® production facility. Given the encouraging conclusions of this pre-feasibility study, Burcon is now also investigating one or more potential strategic alliances, as noted above, aimed solely at the marketing and sale of CLARISOY® soy protein isolate to food and beverage manufacturers.

Burcon will continue to explore all strategic alliance opportunities, both with fully-integrated potential partners that have protein production capabilities and sales capabilities as well as with partners whose interest is solely in partnering for the sale of CLARISOY® soy protein isolate. Burcon’s intention is to identify an alliance that is the most beneficial to the Corporation and with the greatest potential to enhance shareholder value.

In the coming year Burcon will pursue two simultaneous development paths for its canola and soy protein technologies as well as its novel protein ingredients: Puratein®, Supertein™ canola protein isolates and CLARISOY® soy protein isolate.

Canola proteins: Burcon, in conjunction with ADM, will continue to pursue GRAS notification for Puratein® and Supertein™ with the FDA with the intention of obtaining a no-objection letter from the FDA. Burcon’s main objective is to reach an agreement with ADM for the development and construction of a commercial production facility as well as to initiate product development programs and marketing and sales strategies for Puratein® and Supertein™. In addition, Burcon intends to pursue approval of Puratein® and Supertein™ canola protein isolates as novel foods from the Food Directorate, Health Products and Food Branch of Health Canada. Burcon is also pursuing Canadian government financial assistance to partially cover the cost of certain scientific research projects aimed at establishing the potential health benefits of Supertein™ canola protein isolate.

Soy protein: Burcon’s intent is to pursue product development agreements with major food, beverage and nutritional product companies to develop improved or novel applications for CLARISOY® into their products. Burcon will also pursue a strategic alliance with a potential partner in connection with the development of a commercial facility for the production, marketing and sale of CLARISOY®. The Winnipeg Technical Centre will continue to produce CLARISOY® samples for product application trials by potential strategic alliance partners.

Burcon will continue to refine its protein extraction and purification technologies, develop new technologies and related products and further strengthen and expand its intellectual property portfolio.

Financial Results and Highlights

Burcon reported a loss of $6,660,322 ($0.24 per share) as compared to $4,811,331 ($0.19 per share) in the prior year. Included in the loss amount reported is stock-based compensation (non-cash) costs of $2,649,297 (2009 - $1,495,436). The other non-cash costs included in the loss for the year are amortization of $163,969 (2009 - $169,868), services received and settled in capital stock of $nil (2009 - $30,010) and loss on disposal of property and equipment of $924 (2009 -$18,574).

Research and development expenses increased by approximately $10,000 from fiscal 2009. After deducting stock-based (non-cash) compensation expense of about $565,000 (2009 -$476,000), salaries and benefits increased by approximately $76,000. About $30,000 of the increase can be attributed to annual salary increases, with the balance relating to the addition of an employee at the Winnipeg Technical Centre and another having returned from personal leave at the end of the last fiscal year. Laboratory operation costs increased by approximately $92,000, as did repairs and maintenance expenses by about $48,000 due to ageing equipment and higher maintenance supplies, increased ingredients and supplies of about $30,000 for the refinement and production of CLARISOY® soy protein isolate samples for evaluation by potential strategic alliance partners.

General and administrative expenses increased by about $1,623,000 over the prior year. Included in salaries and benefits is stock-based compensation expense of approximately $1,928,000 (2009 –$648,000). During 2010, 990,000 options were granted to employees, directors and a consultant of the Company. The 850,000 options granted to employees and the consultant vest over a 2 year period and therefore their aggregate fair value of about $6,221,000, determined using the Black-Scholes model, is being charged to earnings as stock-based compensation expense over that period. The 140,000 options granted to directors vested immediately and therefore their aggregate fair value of about $1,059,000 was recorded as stock-based compensation during the period. The cash portion of salaries and benefits increased by about $96,000 over last year due to the appointment of a new Director of Corporate Development early this fiscal year, a new employee in the fourth quarter and also due to increased directors’ fees including the appointment of two new directors and additional meetings held by sub-committees of the Board.

Included in investor relations expenses is approximately $104,000 (2009 - $272,000) of stock-based compensation expense. The cash portion of investor relations expense increased by approximately $52,000. Fees and travel expenses paid to a U.S. investor relations consultant and production of videos for our website contributed about $58,000 to the increase, as did increased annual report expenditures of about $14,000 and news releases of $9,000, offset by expenditures for European roadshows in fiscal 2009 of about $34,000. Burcon also incurred higher expenses for travel and meals due to conference attendances and also to meetings with parties interested in CLARISOY® soy protein isolate. Other expenses include higher transfer agency and regulatory filing fees subsequent to the Company’s listing on the TSX in June 2009.

Patent legal fees and expenses account for a significant portion of Burcon’s professional fees. Burcon’s patent strategy is to aggressively seek protection for new technologies as well as further protecting current technologies. During this year, Burcon filed several new patent applications relating to CLARISOY® soy protein isolate and also incurred higher foreign agency fees for the registration in various European countries of patents granted in Europe.

Excluding stock-based compensation, consulting expenses increased by $19,000. The increase is due to the engagement of AECOM during the year to complete a pre-feasibility study for the construction of an initial CLARISOY® production facility.

At March 31, 2010, the Company’s cash and short-term investment totalled approximately $13,982,000, as compared to approximately $2,242,000 at March 31, 2009. During this year, Burcon raised net proceeds of $15.4 million from the public offering, as well as $446,000 from the exercise of options, as compared to last year during which option exercises provided proceeds of approximately $1,055,000. Management believes it has sufficient resources to fund its expected level of operations and working capital requirements to at least March 2014, excluding proceeds from outstanding convertible securities. Depending on the nature of the strategic alliance it may enter into for the commercialization of CLARISOY®, it may need to raise additional capital in the nearer term.

About Burcon NutraScience
Burcon is a leader in nutrition, health and wellness in the field of functional, renewable plant proteins. Since 1999, Burcon has developed a portfolio of composition, application, and process patents originating from our core protein extraction and purification technology. We are developing Puratein® and Supertein™ canola protein isolates with unique functional and nutritional attributes, and CLARISOY™, a revolutionary soy protein isolate which is 100% soluble and completely transparent in acidic solutions. Our team of highly specialized scientists and engineers work from our own research facility to develop and optimize environmentally sound technologies. To-date, our patent portfolio consists of 127 issued patents in various countries, including 18 issued U.S. patents, and in excess of 200 additional pending patent applications, 65 of which are U.S. patent applications.

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ON BEHALF OF THE BOARD OF DIRECTORS
“Johann F. Tergesen”
Johann F. Tergesen
President and Chief Operating Officer

Burcon NutraScience Corporation is a publicly listed on the Toronto Stock Exchange under the symbol “BU”. For more information on Burcon, visit www.burcon.ca.

This press release contains forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, the Corporation’s, plans and timing for the introduction or enhancement of our products, statements about future market conditions, supply and demand conditions, and other expectations, intentions and plans contained in this press release that are not historical fact. Our expectations regarding the prospect for future success depend upon our ability to develop and sell products, which we do not produce today and cannot be sold without further research and development. When used in this press release, the words “goal”, “intend”, “believes”, “potential”, “expected”, “anticipates”, “will be”, and similar expressions, generally identify forward- looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties. In light of the many risks and uncertainties surrounding the development of a source of protein from canola meal, you should understand that we cannot assure you that the forward looking statements contained in this press release will be realized.
For more information, please contact:

Jade Cheng, Chief Financial Officer
Burcon NutraScience Corporation
(604) 733-0896 / (888) 408-7960 toll-free
jcheng@burcon.ca www.burcon.ca

AXINO AG
Wolfgang Seybold, Investor Relations Europe
AXINO AG, Königstraße 26, 70173 Stuttgart, Germany
Tel. +49-711-25 35 92-40 / Fax +49-711-25 35 92-55
wolfgang.seybold@axino.de www.burcon.net

Burcon NutraScience Corporation
Consolidated Balance Sheets
As at March 31, 2010 and 2009

	2010	2009
	$	$
Assets
Current assets
Cash and cash equivalents	11,661,745	2,241,976
Short-term investments	2,320,372	-
Amounts receivable	25,052	35,621
Prepaid expenses	109,566	138,172
	14,116,735	2,415,769
Property and equipment	749,455	626,673
Goodwill	1,254,930	1,254,930
	16,121,120	4,297,372
Liabilities
Current liabilities
Accounts payable and accrued liabilities	401,179	346,730
Shareholders' Equity
Capital stock	44,236,390	28,268,997
Contributed surplus	3,762,983	3,705,549
Options	5,236,268	3,003,446
Warrants	171,972	-
Deficit	(37,687,672)	(31,027,350)
	15,719,941	3,950,642
	16,121,120	4,297,372

Burcon NutraScience Corporation
Consolidated Statements of Operations, Comprehensive Loss, and Deficit
For the years ended March 31, 2010 and 2009

	2010	2009
	$	$
Expenses
Research and development	2,101,159	2,090,775
General and administrative	3,177,036	1,553,600
Professional fees	1,296,863	1,115,191
Management fees and services	169,496	127,250
Amortization	3,379	2,462
Loss from operations	(6,747,933)	(4,889,278)
Interest income	87,611	77,947
Loss and comprehensive loss for the year	(6,660,322)	(4,811,331)
Deficit - Beginning of year	(31,027,350)	(26,216,019)
Deficit - End of year	(37,687,672)	(31,027,350)
Basic and diluted loss per share	(0.24)	(0.19)

Burcon NutraScience Corporation
Consolidated Statements of Cash Flows
For the years ended March 31, 2010 and 2009

	2010	2009
	$	$
Cash flows from operating activities
Loss for the year	(6,660,322)	(4,811,331)
Items not affecting cash
Amortizaion	163,969	169,868
Loss on disposal of property and equipment	924	18,574
Stock-based compensation expense	2,649,297	1,495,436
Services received and settled in capital stock	-	30,010
	(3,846,132)	(3,097,443)
Changes in non-cash working capital items
Amounts receivable	10,569	(19,728)
Prepaid expenses	(23,542)	3,758
Accounts payable and accrued liabilities	54,449	130,402
	(3,804,656)	(2,983,011)
Cash flows from investing activities
Increase in short-term investments	(2,320,372)	-
Acquisition of property and equipment	(288,503)	(51,070)
Proceeds from disposal of property and equipment	828	-
	(2,608,047)	(51,070)
Cash flows from financing activities
Issue of capital stock - net of issue costs	15,832,472	1,055,378
Increase (decrease) in cash and cash equivalents	9,419,769	(1,978,703)
Cash and cash equivalents - Beginning of year	2,241,976	4,220,679
Cash and cash equivalents - End of year	11,661,745	2,241,976
Cash and cash equivalents consist of
Cash	61,554	30,145
Cash equivalents	11,600,191	2,211,831
	11,661,745	2,241,976